Exhibit 99.1

Draganfly Demonstrates the Commander 3XL and Flex FPV Capabilities at T-REX 24-2 Military Technology Exercise

Demonstrations validate Commander 3XL and Flex FPV capabilities in multi-domain defense operations at T-REX 24-2.

Camp Atterbury, Indiana – September 3, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, successfully completed operational demonstrations of its Commander 3XL and Flex FPV drones with partner provider MMS Products as part of the U.S. Department of Defense Technology Readiness (T-REX) 24-2 exercise held from August 19–28 at Camp Atterbury, Indiana.

Draganfly was one of only four companies invited to conduct live demonstrations of FPV capabilities during the week-long exercise, which was organized by the Office of the Under Secretary of Defense for Research and Engineering in collaboration with the Indiana National Guard.

T-REX 24-2 is a full-scale, multi-domain experimentation event that provides a realistic operational environment for companies invited to showcase cutting-edge technologies that meet urgent warfighter needs. Draganfly’s participation included two key platforms: the Commander 3XL UAS, which successfully deployed multiple third-party products using its universal tactical multidrop payload system, reinforcing Draganfly’s impact as a force multiplier; and the Flex FPV Recon Drone, which demonstrated ultra-low-latency, close-quarters aerial intelligence in GPS-denied and constrained environments. The FPV system was also used for live over-the-shoulder support and target acquisition for allied forces in simulated operations.

“T-REX 24-2 was an important validation of our UAV systems under operational stress,” said Cameron Chell, CEO of Draganfly. “Our Commander 3XL and Flex FPV drones showcased the critical versatility and survivability that modern missions demand.”

This marks a milestone as Draganfly has emerged as one of the few Category One and Category Two domestic drone manufacturers to field an interoperable, modular, and payload-agnostic family of systems able to rapidly adapt to mission needs via end-user integration and in-field production and repair capabilities. The Draganfly Flex FPV, Apex, Commander, and Heavy Lift platforms are being deployed in collaboration with NATO-aligned defense partners to support multiple mission and capability profiles.

Previously, Draganfly has been selected for projects including the development of tactical logistics payload systems for Defense Prime Contractors, the creation of landmine detection drones in collaboration with SafeLane Global, and the deployment of medical delivery drones for frontline emergency response during conflict and disaster zones.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

Contacts

Investor Relations

Email: investor.relations@draganfly.com

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell, Chief Executive Officer

Phone: (306) 955-9907

Email: info@draganfly.com